UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Anacor Pharmaceuticals Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
032420101
(CUSIP Number)
PAUL H. KLINGENSTEIN
ABERDARE VENTURES
ONE EMBARCADERO CENTER, SUITE 4000
SAN FRANCISCO, CALIFORNIA 94111
TELEPHONE: (415) 392-7442
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 30, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note
The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Schedule 13D is being filed by the Reporting Persons (as defined below) to report the acquisition of shares of Common Stock (as defined below) of the Issuer (as defined below) on November 30, 2010 as described in Item 3 below.

2.

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Aberdare Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,751,936 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,751,936 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,751,936 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,322,317 shares of Common Stock held by Aberdare II; (ii) 399,645 shares of Common Stock held by Aberdare II Annex; and (iii) 29,974 shares of Common Stock held by Aberdare II Bermuda. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3) This percentage is calculated based upon 26,614,227 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated November 23, 2010, filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2010.

3.

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Aberdare II Annex Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,751,936 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,751,936 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,751,936 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,322,317 shares of Common Stock held by Aberdare II; (ii) 399,645 shares of Common Stock held by Aberdare II Annex; and (iii) 29,974 shares of Common Stock held by Aberdare II Bermuda. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3) This percentage is calculated based upon 26,614,227 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated November 23, 2010, filed with the SEC on November 24, 2010.

4.

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Aberdare Ventures II Bermuda, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,751,936 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,751,936 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,751,936 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,322,317 shares of Common Stock held by Aberdare II; (ii) 399,645 shares of Common Stock held by Aberdare II Annex; and (iii) 29,974 shares of Common Stock held by Aberdare II Bermuda. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3) This percentage is calculated based upon 26,614,227 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated November 23, 2010, filed with the SEC on November 24, 2010.

5.

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Aberdare GP II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,751,936 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,751,936 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,751,936 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Includes (i) 1,322,317 shares of Common Stock held by Aberdare II; (ii) 399,645 shares of Common Stock held by Aberdare II Annex; and (iii) 29,974 shares of Common Stock held by Aberdare II Bermuda. Aberdare GP II serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly.
(3) This percentage is calculated based upon 26,614,227 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated November 23, 2010, filed with the SEC on November 24, 2010.

6.

CUSIP No.	032420101

1	NAMES OF REPORTING PERSONS Paul H. Klingenstein

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		58,001 shares of Common Stock (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,751,936 shares of Common Stock (3)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		58,001 shares of Common Stock (2)

WITH	10	SHARED DISPOSITIVE POWER

1,751,936 shares of Common Stock (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,809,937 shares of Common Stock (3)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Shares with respect to which Klingenstein has sole voting power.
(3) Includes (i) 1,322,317 shares of Common Stock held by Aberdare II; (ii) 399,645 shares of Common Stock held by Aberdare II Annex; and (iii) 29,974 shares of Common Stock held by Aberdare II Bermuda. Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to beneficially own the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.
(4) This percentage is calculated based upon 26,614,227 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated November 23, 2010, filed with the SEC on November 24, 2010.

7.

Item 1.	Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Anacor Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 1020 E. Meadow Circle, Palo Alto, California 94303.

Item 2.	Identity and Background
(a) The persons and entities filing this statement are Aberdare Ventures II, L.P. (“Aberdare II”), Aberdare Ventures II (Bermuda), L.P. (“Aberdare II Bermuda”), Aberdare II Annex Fund, L.P. (“Aberdare II Annex”) and Aberdare GP II, L.L.C. (“Aberdare GP II,” together with Aberdare II, Aberdare II Bermuda, and Aberdare II Annex, collectively, the “Aberdare Entities”) and Paul H. Klingenstein (“Klingenstein,” together with the Aberdare Entities, the “Reporting Persons”).
(b) The address of the principal place of business of each of the Reporting Persons is One Embarcadero Center, Suite 4000, San Francisco, California 94111.
(c) The principal business of each of the Reporting Persons is the venture capital investment business.
(d) During the last five years, none of the Reporting Persons nor the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons nor the Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Listed Persons are United States citizens and each of the Aberdare Entities is a Delaware limited partnership or limited liability company.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling Aberdare GP II (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration
On November 23, 2010, the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission (the “SEC”) in connection with its initial public offering of its Common Stock was declared effective by the SEC. The closing of the offering took place on November 30, 2010, and at such closing Aberdare II Annex purchased 300,000 shares (the “Shares”) of Common Stock at the initial public offering price of $5.00 per share, for a total purchase price of $1,500,000. The funds used by the Aberdare Entities to acquire the securities described herein were obtained from capital contributions by their partners and from direct capital commitments by the Aberdare Entities.

Item 4.	Purpose of Transaction
Aberdare II Annex agreed to purchase the Shares for investment purposes with the aim of increasing the value of its investments and the Issuer.
Klingenstein is a member of the Board of Directors of the Issuer and also serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex.
Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.

8.

Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

	Shares	Sole	Shared	Sole	Shared		Percentage
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of
Reporting Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership	Class (2)
Aberdare II	1,322,317	0	1,751,936	0	1,751,936	1,751,936	6.5%
Aberdare II Bermuda	29,974	0	1,751,936	0	1,751,936	1,751,936	6.5%
Aberdare II Annex	399,645	0	1,751,936	0	1,751,936	1,751,936	6.5%
Aberdare GP II	0	0	1,751,936	0	1,751,936	1,751,936	6.5%
Klingenstein	58,001	58,001	1,751,936	58,001	1,751,936	1,809,937	6.8%

(1)
Klingenstein serves as Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex. Aberdare GP II owns no securities of the Issuer directly. Klingenstein has voting and investment control over the shares owned by Aberdare II, Aberdare II Bermuda and Aberdare II Annex, and may be deemed to beneficially own the shares held by Aberdare II, Aberdare II Bermuda and Aberdare II Annex.

(2)
This percentage is calculated based upon 26,614,227 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering, based on disclosure in the Issuer’s prospectus dated November 23, 2010, filed with the SEC on November 24, 2010.

The information provided in Item 3 is hereby incorporated by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Amended and Restated Investor Rights Agreement
The Aberdare Entities and other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement dated December 24, 2008, as amended on July 22, 2010 (the “Investor Rights Agreement”) with the Issuer. Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.
Demand Registration Rights
If the Issuer shall receive at any time after May 22, 2011, a written request from the Investor Holders (as defined in the Investor Rights Agreement) of at least a majority of the Registrable Securities then outstanding (the “ Initiating Holders ”) that the Issuer file a registration statement under the Securities Act of 1933 (the “Securities Act”), and if the aggregate offering price to the public (net of any underwriters’ discounts or commissions) shall be reasonably expected by the Issuer to be at least $5,000,000, then the Issuer shall, subject to certain limitations, use its reasonable best efforts to effect as soon as practicable the registration under the Securities Act of all Registrable Securities which the Initiating Holders request to be registered, together with any Registrable Securities of any Holder who elects to include its shares in such registration.

9.

It the Issuer furnishes to the Initiating Holders a certificate signed by the Chief Executive Officer of the Issuer stating that in the good faith judgment of the Issuer’s board of directors, it would be seriously detrimental to the Issuer and its stockholders for such registration statement to be filed and it is therefore essential to defer the filing of such registration statement, the Issuer shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders; provided, however, that the Issuer may not utilize this right more than once in any 12-month period.
The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration after the Issuer has effected two demand registrations and such registrations have been declared or ordered effective and the securities offered pursuant to such registrations have been sold.
The Issuer shall not be obligated to effect, or to take any action to effect, any demand registration during the period starting with the date 60 days prior to the Issuer’s good faith estimate of the date of filing of, and ending on a date 180 days after the effective date of, a registration statement pursuant to which the Holders are entitled to piggyback registration rights (as described below).
Piggyback Registration Rights
If the Issuer proposes to register any of its stock in connection with the public offering of such securities by the Issuer or on behalf of selling stockholders, the Issuer shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder, the Issuer shall, subject to the certain limitations, use its reasonable best efforts to cause to be registered all of the Registrable Securities that each such Holder has requested to be registered.
Form S-3 Registration Rights
If the Issuer shall receive from any Holder or Holders a written request that the Issuer effect a registration on Form S-3 with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Issuer will promptly give written notice of the proposed registration to all other Holders and as soon as practicable, subject to certain limitations, use its reasonable best efforts to effect such registration of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within 20 days after receipt of such notice from the Issuer.
Notwithstanding the foregoing, the Issuer shall not be obligated to effect any such Form S-3 registration:
•	if Form S-3 is not available for such offering by the Holders;

•
if the Holders, together with the holders of any other securities of the Issuer entitled for inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters’ discounts or commissions) of less than $1,000,000;

•
if the Issuer shall furnish to the Holders a certificate signed by the Chief Executive Officer of the Issuer stating that in the good faith judgment of the Board, it would be seriously detrimental to the Issuer and its stockholders for such Form S-3 registration to be effected at such time, in which event the Issuer shall have the right to defer the filing of the Form S-3 for a period of not more than 120 days after receipt of the request of the Holder or Holders for a Form S-3 registration; provided , however , that the Issuer shall not utilize this right more than once in any 12-month period;

•	if the Issuer has, within the 12-month period preceding the date of such request, already effected two registrations on Form S-3 for the Holders; or

•	during the period ending 180 days after the effective date of a registration statement pursuant to which the Holders are entitled to piggyback registration rights.
Except as otherwise set forth above, the Holders shall be entitled to request an unlimited number of registrations on Form S-3.

10.

Expenses of Registration
Subject to certain limitations, the Issuer will pay all registration expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the Investor Rights Agreement.
Indemnification
The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.
Termination
No Holder shall be entitled to exercise any registration rights after the earlier of such time as Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such Holder’s shares during a three-month period without registration, without reference to the unlimited resale provisions of Rule 144.
Right of First Offer
Subject to certain exceptions (as set for the below), each time the Issuer proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of its capital stock (“ROFR Shares”), the Issuer shall first make an offering of such ROFR Shares to each Holder (the “ROFR”). A Holder who chooses to exercise the right of first offer may designate as purchasers under such right itself or its partners, members or affiliates in such proportions as it deems appropriate.
The following offerings of securities are excluded from the ROFR and securities proposed to be issued in such transactions are not considered ROFR Shares:
•	securities offered to the public generally pursuant to a registration statement under the Securities Act;

•
Common Stock reserved for issuance pursuant to the Issuer’s 2001 Equity Incentive Plan, as amended, and additional shares of Common Stock (or options therefor) issued or issuable to employees, consultants and directors, pursuant to other plans or agreements approved by the Board for the primary purpose of soliciting or retaining their services;

•
securities issued or issuable pursuant to the conversion or exercise of convertible or exercisable securities that were outstanding as of December 24, 2008 or that are issued in compliance with the ROFR;

•
securities issued or issuable in connection with a bona fide business acquisition of or by the Issuer, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, approved by the Board;

•
securities issued or issuable to financial institutions, landlords, lessors or other similar institutions in connection with commercial credit arrangements, real estate transactions, equipment financings or similar transactions, the primary purpose of which it other than to obtain equity financing for the Issuer through the issuance of equity securities, approved by the Board;

•	securities issued or issuable pursuant to a stock split, stock dividend, combination or like event; or

•	securities issued or issuable pursuant to a strategic alliance or partnering arrangement entered into primarily for non-capital raising purposes and approved by the Board.
In addition to the foregoing, the ROFR shall not be applicable with respect to any Holder and any subsequent securities issuance, if (i) at the time of such subsequent securities issuance, the Holder is not an “accredited investor,” as that term is then defined in Rule 501(a) under the Securities Act, and (ii) such subsequent securities issuance is otherwise being offered only to accredited investors.

11.

Lock-up Agreement
The Aberdare Entities and Klingenstein, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters for a period of 180 days after November 23, 2010 (such period, the “Lock-up Period”).
In the event that either (1) during the last 17 days of the Lock-up Period, the Issuer releases earnings results or material news or a material event relating to the Issuer occurs or (2) prior to the expiration of the Lock-up Period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in either case the expiration of the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Citigroup Global Markets Inc. and Deutsche Bank Securities Inc. on behalf of the underwriters waives, in writing, such an extension.
The foregoing description of the terms of the Investor Rights Agreement, the Registration Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement, Registration Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.
The information provided in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Aberdare Entities’ and Listed Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
A.
Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of December 24, 2008 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-169322), filed with the SEC on September 10, 2010).

B.	Form of Lock-up Agreement.

C.
Registration Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of November 23, 2010 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report of Form 8-K (SEC File No. 001-34973), filed with the SEC on December 6, 2010).

D.	Agreement regarding filing of joint Schedule 13D.

12.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 9, 2010

/s/ Paul H. Klingenstein
Paul H. Klingenstein

ABERDARE VENTURES II, L.P. By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE VENTURES II (BERMUDA), L.P. By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

ABERDARE II ANNEX FUND, L.P. By its General Partner, Aberdare GP II, L.L.C.

By:	/s/ Paul H. Klingenstein
Paul H. Klingenstein
Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

13.

SCHEDULE I
Managers:
Paul H. Klingenstein
c/o Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111
Principal Occupation:
   Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex
Citizenship:
   United States of America
John H. Odden
c/o Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111
Principal Occupation:
   Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex
Citizenship:
   United States of America
Dan Kisner
c/o Aberdare Ventures
One Embarcadero Center, Suite 4000
San Francisco, California 94111
Principal Occupation:
   Manager of Aberdare GP II, which serves as the general partner of Aberdare II, Aberdare II Bermuda and Aberdare II Annex
Citizenship:
   United States of America

14.

EXHIBIT INDEX
A.
Amended and Restated Investor Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of December 24, 2008 (incorporated by reference to Exhibit 4.3 of the Issuer’s Registration Statement of Form S-1 (SEC File No. 333-169322), filed with the SEC on September 10, 2010).

B.	Form of Lock-up Agreement.

C.
Registration Rights Agreement by and among the Issuer and the investors listed on Exhibit A thereto, dated as of November 23, 2010 (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report of Form 8-K (SEC File No. 001-34973), filed with the SEC on December 6, 2010).

D.	Agreement regarding filing of joint Schedule 13D.

15.